[Exhibit 99.3]
2010 Annual Business Report
Table of Contents
1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2008 — FY2010)
2.	Company Overview
(1)	Registered Purpose of the Company

(2)	Description of Primary Business

(3)	Problems Confronting the Company

(4)	Business Offices and Game Development Facilities

(5)	Stock

(6)	Debenture

(7)	Major Shareholders

(8)	Investment in other Companies

(9)	Directors Holding Concurrent Positions

(10)	Material Transactions with Related Parties

(11)	Significant Creditors

(12)	Employees

(13)	Directors and Auditors

(14)	Material Events after the end of FY 2010
3.	Financial Statements as of and for the fiscal years ended December 31, 2010 and 2009
(1)	Balance Sheet

(2)	Income Statement

(3)	Statements of Appropriation of Retained Earnings

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2008 — FY2010)
[Unit: KRW]

Category	FY 2010	FY 2009	FY 2008
Current Assets	65,301,167,921	74,522,234,178	62,479,848,031
• Quick Assets	65,259,072,544	74,480,138,801	62,437,752,654
• Inventories	42,095,377	42,095,377	42,095,377
Non-current Assets	40,551,586,832	26,444,523,461	33,986,383,899
• Investment Asset	21,990,555,066	10,948,571,804	16,516,682,786
• Tangible Asset	1,038,239,275	1,453,967,737	2,778,126,664
• Intangible Asset	15,187,420,428	11,831,295,901	12,510,309,681
• Other Non-current Asset	2,335,372,063	2,210,688,019	2,181,264,768
Total Assets	105,852,754,753	100,966,757,639	96,466,231,930
Current Liabilities	10,546,645,634	8,337,706,064	6,366,734,225
Non-current Liabilities	8,310,198,785	9,842,151,958	10,050,040,467
Total Liabilities	18,856,844,419	18,179,858,022	16,416,774,692
Common Stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	75,380,209,013	74,935,002,691	74,453,396,848
Retained earnings (Accumulated Deficit)	6,061,919,806	1,926,762,342	(1,155,734,413)
Capital Adjustment	—	445,206,322	893,302,099
Accumulated other comprehensive income and expense	2,079,331,515	2,005,478,262	2,384,042,704
Total Shareholders’ Equity	86,995,910,334	82,786,899,617	80,049,457,238
Revenues	38,979,077,887	43,945,590,171	41,982,911,692
Operating Income	6,437,933,773	11,770,320,038	7,391,182,939
Income before income tax	7,778,763,483	7,069,619,206	4,394,260,231
Net Income	4,135,157,464	3,082,496,755	920,940,495
2.	Company Overview
(1)	Registered Purpose of the Company
1)	Software Consulting, development and publishing

2)	Software, CD development and sales

3)	Development of telecommunication related software

4)	Making, development, publishing, sales and consulting of digital contents including game software

5)	Online network gaming service

6)	Software development regarding applicator package

7)	Computer program development and sales

8)	Software Export-Import

9)	E-commerce

10)	Character business

11)	Animation business

12)	Leasing business

13)	Restaurant business

14)	Media related business

15)	Printing & publishing business

16)	Record & video making and distribution

17)	All business related to above items 1) — 16)

(2)	Description of Primary Business
Gravity Co., Ltd. (the “Company”) is the developer of an MMORPG, Ragnarok OnlineTM, which is commercially offered in 79 markets worldwide, including Korea, Japan, China, Taiwan, Southeast Asia, the United States and Europe since its launch in August 2002.
The Company commercially launched Emil Chronicle Online in August 2007, which is currently offered in Thailand, Hong Kong, Taiwan and Indonesia. Requiem, which was commercially launched in October 2007, is currently serviced in 66 markets including Korea, the United States and Russia.
Having strong global network and success from Ragnarok OnlineTM, the Company is expanding its business areas from online game development and publishing to cultural contents industry based on various platforms, such as animation, game character merchandising, development of console, IPTV, smartphone games.
In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States, Japan, France and Russia, and NeoCyon, Inc., a subsidiary for its mobile business, and Barunson Interactive Co., Ltd. in Korea.
(3)	Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
Due to its high dependence on Ragnarok OnlineTM , the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up in various genres through in-house development or publishing, as well as diversifying its business portfolio with multi-platform business.
(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
Game Development Facilities	Nuritkum Square R&D Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
(5)	Stock
	Total number of shares
[As of December 31, 2010]

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares
‚	Type of Stock issued

[Par value per share: KRW 500]	[As of December 31, 2010]

Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%
(6)	Debenture
[As of December 31, 2010]

Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks
—	—	—	—	—	—	—

*	Company currently has no debentures and has no plan to have debentures in the future.

(7)	Major Shareholders
[As of December 31, 2010]

			Transaction with
Shareholder	Shares owned	%	the Company	Remarks
GungHo Online Entertainment, Inc.	4,121,739	59.31	*	—
Others	2,827,161	40.69	—	—

Total	6,948,900	100.00	—	—

*	Refer to “(10) Material Transactions with Related Parties.”
(8)	Investment in Other Companies
[As of December 31, 2010]

	Subsidiaries			Relationship with Company
		Common				Transaction
Name	Location	Stock	Main business	Shares owned	%	relationship
Gravity Interactive, Inc.	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity EU SASU	Paris, France	EUR 1,800,000	Gaming Service	18,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC*	Dubai, U.A.E.	AED 7,800,000	Gaming Service	7,800	100.00%	Subsidiary
Gravity RUS Co., Ltd.	Moscow, Russia	RUB 63,809,220	Gaming Service	N/A	99.99%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Barunson Interactive Co., Ltd.	Seoul, Korea	KRW 1,673,665,000	Online game development	170,138	50.83%	Susidiary

*	The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of December 31, 2010.
(9)	Directors Holding Concurrent Positions

Name	Company			Remarks
	Name	Position	Responsibility
Toshiro Ohno	Gravity Co., Ltd.	President & CEO	Overall management
	Gravity Interactive, Inc.	Executive Director	—
Yoon Seok Kang	Gravity Co., Ltd.	CEO	Overall management
	Gravity Interactive, Inc.	Executive Director	—
	Gravity Entertainment Corp.	Executive Director	—
	NeoCyon, Inc.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	COO
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Barunson Interactive	Executive Director	—

(10)	Material Transactions with Related Parties
[Unit: 1,000 KRW]

	Revenue		Purchase Amount		Credit		Liabilities
Related persons, companies	FY2010	FY2009	FY2010	FY2009	FY2010	FY2009	FY2010	FY2009
GungHo Online Entertainment, Inc.	25,148,456	29,035,925	1,801,715	671,134	2,586,952	2,234,275	6,902,588	6,316,258
Gravity Interactive, Inc.	942,331	1,201,390	—	—	888,435	246,953	28,489	96,862
Gravity Entertainment Corp.	—	—	—	—	29,425	26,597	604,059	618,828
Gravity CIS Co., Ltd.	201,162	409,549	—	—	1,273,843	1,159,861	—	47,237
Gravity EU SASU	333,386	286,828	—	—	1,458,079	1,045,994	—	9,478
Gravity Middle East & Africa FZ-LLC	—	—	—	—	—	—	1,820,301	1,820,301
NeoCyon, Inc.	1,473,274	1,709,722	1,319,596	914,000	910,371	1,295,605	256,934	108,881
Barunson Interactive Co., Ltd.	—	—	18,825	—	207,075	—	—	—
Total	28,098,609	32,643,414	3,140,136	1,585,134	7,354,180	6,009,285	9,612,371	9,017,845
(11)	Significant Creditors

The Company had no significant creditors as of December 31, 2010.

(12)	Employees
[As of December 31, 2010]

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	13	212	76	60	361
(13)	Directors and Auditors

Transaction
Permanent/				with the
Non permanent	Name	Position	Main work	Company	Remarks
Permanent	Toshiro Ohno	President & CEO	President & CEO	—	—
Permanent	Yoon Seok Kang	CEO	CEO	—	—
Permanent	Yoshinori Kitamura	Executive Director	COO	—	—
Permanent	Kazuki Morishita	Executive Director	—	—	—
Permanent	Kazuya Sakai	Executive Director	—	—	—
Permanent	Luke Kang	Independent Director	Member of audit committee	—	—
Permanent	Phillip Young Ho Kim	Independent Director	Member of audit committee	—	—
Permanent	Jong Gyu Hwang	Independent Director	Member of audit committee	—	—
(14)	Material Events after the end of FY 2010

N/A

3.	Financial statements as of and for the fiscal year ended December 31, 2010 and 2009

(1)	Balance Sheets
FY 2010: as of December 31, 2010
FY 2010: as of December 31, 2009
[Unit: KRW]

	FY 2010		FY 2009
Items	Amount		Amount
Assets
Current Assets		65,301,167,921		74,522,234,178
Quick assets		65,259,072,544		74,480,138,801
Cash and cash equivalents	34,280,209,546		47,667,920,811
Short-term financial instruments	12,000,000,000		11,500,000,000
Short-term available-for-sale securities	5,000,124,629		4,973,185,000
Accounts receivable	8,926,866,046		6,760,175,357
Allowance for doubtful accounts	(877,267,190)		(432,692,689)
Short-term loans	2,457,096,938		955,515,449
Allowance for doubtful accounts	(514,624,000)		(334,856,000)
Other accounts receivable	298,586,177		166,795,761
Allowance for doubtful accounts	(4,332,655)		(4,437,427)
Accrued income	328,434,323		388,074,931
Allowance for doubtful accounts	(60,920,609)		(26,170,653)
Advance payments	1,700,259,357		1,034,495,525
Prepaid expenses	457,930,270		316,944,808
Prepaid income taxes	1,011,604,540		1,227,228,339
Refund of income taxes receivable	255,105,172		287,959,589
Inventories		42,095,377		42,095,377
Inventory-resale	42,095,377		42,095,377
Non-current Assets		40,551,586,832		26,444,523,461
Investment assets		21,990,555,066		10,948,571,804
Equity method investments	20,870,435,497		9,409,490,036
Long-term available-for-sale securities	1,066,786,529		1,518,526,382
Long-term loans	338,873,680		336,408,308
Allowance for doubtful accounts	(285,540,640)		(315,852,922)
Tangible assets		1,038,239,275		1,453,967,737
Computer and equipment	10,652,007,528		10,599,873,171
Accumulated depreciation	(9,931,635,683)		(9,596,357,602)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	907,962,220		857,711,856
Accumulated depreciation	(797,758,443)		(801,415,170)
Leasehold improvements	745,967,319		745,967,319
Accumulated depreciation	(538,303,666)		(351,811,837)
Intangible assets		15,187,420,428		11,831,295,901
Capitalized R&D cost, net	13,700,336,659		11,006,644,166
Software	332,974,514		586,052,431
Other intangible assets, net	1,154,109,255		238,599,304
Other non-current assets		2,335,372,063		2,210,688,019
Leasehold deposits	1,254,259,980		1,183,983,000
Long-term prepaid expenses	154,488,893		100,581,829
Other non-current assets	926,623,190		926,123,190
Total assets		105,852,754,753		100,966,757,639
Liabilities
Current liabilities		10,546,645,634		8,337,706,064
Accounts payable	5,079,244,643		2,972,889,542
Advances received	1,859,668,102		1,885,836,888
Withholdings	148,878,935		153,307,918
Deferred income	3,085,673,437		3,037,020,561
Income tax payable	373,180,517		288,651,155
Non-current liabilities		8,310,198,785		9,842,151,958
Long-term deferred income	8,143,263,385		9,679,061,958
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	67,935,400		64,090,000
Total liabilities		18,856,844,419		18,179,858,022
Shareholders’ equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		75,380,209,013		74,935,002,691
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	2,125,136,386		1,679,930,064
Capital adjustments		—		445,206,322
Stock options	—		445,206,322
Accumulated other comprehensive income and expense		2,079,331,515		2,005,478,262
Unrealized loss on available-for-sale securities	(1,119,704)		(1,119,704)
Net accumulated comprehensive income of equity method investees	2,080,451,219		2,052,967,661
Net accumulated comprehensive expense of equity method investees	—		(46,369,695)
Retained earnings		6,061,919,806		1,926,762,342
Unappropriated retained earnings	6,061,919,806		1,926,762,342
Total shareholders’ equity		86,995,910,334		82,786,899,617
Total liabilities and shareholders’ equity		105,852,754,753		100,966,757,639

(2)	Income Statements
FY 2010: for the year ended December 31, 2010
FY 2009: for the year ended December 31, 2009
[Unit: KRW]

	FY 2010		FY 2009
Items	Amount		Amount
Revenues		38,979,077,887		43,945,590,171
Online games-subscription revenue	3,932,515,964		4,774,859,839
Online games-royalties and license fees	32,780,080,049		35,878,263,413
Mobile games	1,604,976,232		1,665,848,278
Character merchandising, animation and other revenue	661,505,642		1,626,618,641
Cost of revenues		12,127,470,519		13,775,721,404
Cost of revenues-games	12,127,470,519		13,628,960,604
Cost of revenues-other	—		146,760,800
Gross profit		26,851,607,368		30,169,868,767
Selling and administrative expenses		20,413,673,595		18,399,548,729
Salaries	6,677,513,840		6,165,967,337
Severance benefits	439,958,710		408,170,090
Employee benefits	1,088,989,424		1,155,476,756
Transportation	603,959,335		588,052,694
Entertainment	84,509,603		64,179,570
Communication	77,052,847		69,423,714
Taxes and dues	290,223,183		299,444,860
Depreciation	404,612,306		732,966,378
Rent	1,057,166,187		1,007,730,710
Insurance premium	184,850,922		223,839,119
Vehicles maintenance	7,238,000		7,362,250
Freight expenses	6,297,000		5,492,632
Repairs expenses	2,978,683		6,449,210
Training expenses	16,624,360		5,033,246
Books & subscription	25,485,557		41,487,297
Office supplies	39,401,408		68,763,624
Commission paid	2,320,110,532		3,749,041,358
Advertising	1,560,434,876		1,022,867,621
Research and development	4,623,793,266		1,781,797,670
Bad debt	444,469,729		359,149,891
Amortization on intangible assets	458,003,827		621,967,986
Compensation expenses associated with stock option	—		14,884,716
Operating income		6,437,933,773		11,770,320,038
Non-operating income		5,271,354,957		5,927,326,029
Interest income	1,827,577,650		2,272,865,689
Gain on foreign currency translation	72,583,082		82,328,259
Gain on foreign exchange transactions	1,065,168,878		1,786,136,646
Realized gain on sale of available-for-sale securities	334,715,000		—
Unrealized gain on available-for-sale securities (ELS)	124,629		—
Gain on valuation of equity-method investments	1,447,646,144		1,635,795,318
Reversal of allowance for doubtful accounts	—		62,875,000
Gain on disposition of property and equipment	3,518,248		3,662,749
Other income	520,021,326		83,662,368
Non-operating expenses		3,930,525,247		10,628,026,861
Loss on foreign currency translation	374,878,274		660,693,918
Loss on foreign exchange transactions	595,005,002		1,455,376,096
Unrealized loss on available-for-sale securities (ELS)	—		26,815,000
Loss on valuation of equity-method investments	1,933,240,210		1,978,966,085
Loss on impairment of long-term available-for-sale securities	451,739,853		4,784,890,314
Loss on disposal of property and equipment	—		5,363,445
Loss on retirement of property and equipment	—		1,360,666
Loss on impairment of intangible assets	475,425,016		39,013,338
Donations	100,000,000		—
Litigation charges	—		1,648,615,200
Other losses	236,892		26,932,799
Income before income tax		7,778,763,483		7,069,619,206
Income tax expense		3,643,606,019		3,987,122,451
Net income		4,135,157,464		3,082,496,755
Earnings per share*
Basic and diluted		595		444

*	Each ADS represents one-fourth of one share of our common stock. Therefore, earnings per ADS is one-fourth of earnings per share.

(3)	Statements of Appropriation of Retained Earnings for fiscal years ended December 31, 2010 and 2009

	From January 1, 2010		From January 1, 2009
FY 2010	Until December 31, 2010	FY 2009	Until December 31, 2009
Confirmed appropriation date	March 25, 2011	Confirmed appropriation date	March 26, 2010
[Unit: KRW]

	FY 2010		FY 2009
Category	Amount		Amount
Retained earnings before appreciation		6,061,919,806	1,926,762,342
Unappropriated retained earnings (Undisposed accumulated deficit) carried over from prior year	1,926,762,342		(1,155,734,413)
Net income	4,135,157,464		3,082,496,755
Appropriation		—	—
Unappropriated retained earnings carried forwards to subsequent year		6,061,919,806	1,926,762,342